Filed by Community Bank System, Inc. (Commission File No.: 001-13695)
pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: First Heritage Bank (Commission File No.: None)

COMMUNITY BANK SYSTEM, INC.	For further information please contact:
5790 Widewaters Parkway, DeWitt, New York 13214
Sanford A. Belden,
President and Chief Executive Officer
Tel: (315) 445-7304

Mark E. Tryniski,
Chief Financial Officer
Tel: (315) 445-7378

COMMUNITY BANK SYSTEM TO ACQUIRE
FIRST HERITAGE BANK

Transaction Expands Northeastern Pennsylvania Presence, Strengthens Commercial Lending
Expertise and Adds New Senior Lending Officer to Pennsylvania Banking Division

     DeWitt, N.Y. – January 6, 2004 – Community Bank System, Inc. (NYSE: CBU) has announced that it has entered into a definitive agreement to acquire First Heritage Bank in an all-stock transaction valued at approximately $74 million (based on CBU’s January 5, 2004 closing stock price).

     Headquartered in Wilkes-Barre, Pa., First Heritage is a closely-held, $275 million-asset bank with branches in Wilkes-Barre, Hazleton and Kingston, Pa. First Heritage will significantly enhance CBU’s presence in Northeastern Pennsylvania, specifically in Luzerne County where it will raise CBU’s deposit market share to seventh from eleventh. First Heritage will be merged into Community Bank, N.A., CBU’s principal subsidiary, and its branches will operate as part of First Liberty Bank and Trust, a division of Community Bank, N.A. Robert P. Matley, currently President and Chief Operating Officer of First Heritage, will become Senior Lending Officer and Executive Vice President of Pennsylvania Banking for CBU, reporting to Tom McCullough, President of

COMMUNITY BANK SYSTEM, INC.
PRESS RELEASE
JANUARY 6, 2004

Pennsylvania Banking. Mr. Matley will manage all of CBU’s lending business in Northeastern Pennsylvania, including the 24 current First Liberty Bank and Trust branches. First Heritage’s current Chief Executive Officer, James M. O’Brien will be engaged by CBU on a consultative basis. Additionally, it is expected that Charles E. Parente, a significant First Heritage shareholder, will become a member of the Board of Directors of Community Bank System, Inc. and Community Bank, N.A.

     Sanford A. Belden, President and Chief Executive Officer of CBU, stated, “We are delighted to further expand our Pennsylvania presence with the acquisition of First Heritage Bank, a leading commercial lender in Luzerne County. First Heritage has an outstanding record of earnings and loan growth, excellent asset quality and extensive business banking relationships throughout Northeastern Pennsylvania. We are particularly pleased that Robert Matley, who has helped lead First Heritage’s growth since 1994, will join our senior management team as Senior Lending Officer and Executive Vice President for Pennsylvania Banking. With 30 years of banking and lending experience, Bob is ideally suited to take responsibility for all our Pennsylvania lending business. First Heritage customers will benefit from CBU’s greater lending capacity and broader array of retail and financial services products, while continuing to be served by familiar staff in each branch. Furthermore, all our Pennsylvania customers will benefit from expanded market coverage that will offer retail branches in the Bradford, Lackawanna, Luzerne, Susquehanna and Wyoming counties of Northeastern Pennsylvania.”

     Mr. Belden went on to say, “We expect the transaction to be accretive to operating earnings per share within the first twelve months based on anticipated cost take-outs and our assumptions about modest revenue enhancements and opportunities to restructure the balance sheet. We anticipate the transaction will close during the second quarter of 2004, pending approval by First Heritage shareholders and customary regulatory approvals.”

COMMUNITY BANK SYSTEM, INC.
PRESS RELEASE
JANUARY 6, 2004

     This acquisition marks CBU’s fourth transaction since 2003 and its 14th since 1994. Pro forma figures anticipated upon its completion include increases to CBU’s total assets to $4.2 billion, deposits to $3.0 billion, and loans to $2.3 billion, as well as a rise in market capitalization to over $750 million (based on CBU’s January 5, 2004 closing stock price).

     A conference call will be held with company management Wednesday, January 7, at 1:00 p.m. (ET) to discuss this transaction in greater detail. You may participate by dialing 1-866-453-5550 (access code 3648624). An audio recording will be available one hour after its completion and made available through February 28 at any time. It may be accessed at 1-866-453-6660 (access code 3648624). Investors may also listen to the call live via the Internet, at: www.firstcallevents.com/service/ajwz395309541gf12.html. An archive of this call will also be available from this site, as well as on www.communitybankna.com, for one full year.

     Community Bank System, Inc. (NYSE: CBU) is a registered bank holding company based in DeWitt, N.Y. and the second-largest community banking franchise headquartered in Upstate New York. Upon completion of this transaction, its wholly-owned banking subsidiary, Community Bank, N.A. will have approximately $4.2 billion of assets and 132 customer facilities and 98 ATMs across Upstate New York and Northeastern Pennsylvania, where it operates as First Liberty Bank & Trust, a division of Community Bank N.A. Other subsidiaries within the CBU family are Elias Asset Management, Inc., an investment management firm based in Williamsville, N.Y.; Community Investment Services, Inc., a broker-dealer delivering financial products, including mutual funds, annuities, individual stocks and bonds, and insurance products, from various locations throughout Community Bank System’s branch network; and Benefit Plans Administrative Services, Inc., an employee benefits company which includes BPA, a retirement plan administration firm located in Utica, N.Y., and Harbridge Consulting Group, an actuarial and consulting firm based in Syracuse, N.Y.

COMMUNITY BANK SYSTEM, INC.
PRESS RELEASE
JANUARY 6, 2004

     Shareholders of First Heritage and other investors are urged to read the proxy statement/prospectus that will be included in a registration statement on Form S-4 that CBU will file with the SEC in connection with the merger, and which will be provided directly to all shareholders of First Heritage. It will contain important information about CBU, First Heritage, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC’s web site (www.sec.gov). The proxy statement/prospectus may also be obtained from First Heritage by directing such requests to First Heritage Bank, (Attention: Robert Matley), 64 North Franklin Street, Wilkes-Barre, PA 18701; telephone: (570) 821-8555.

     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of l995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the parties’ expectations: the satisfaction of contingencies for closing the merger, including regulatory and shareholder approval; the successful integration of operations of First Heritage into those of CBU and Community Bank, N.A.; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU assumes no responsibility to update forward-looking statements.

# # #